BERU Aktiengesellschaft
Mörikestr. 155
D-71636 Ludwigsburg
Deutschland
Tel.: +49/7141/132-948
Fax: +49/7141/132-586

04 JAN -8 AM 7:21

BERU

**Unternehmens-
kommunikation
Investor Relation**

From/Von: **Stephanie Schaefer/SIR**

Date/Datum: **07.01.2004**

To/An: **Securities and Exchange Commission**
Division of Corporate Finance
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington DC, 20549

04012111

Fax: **001-202 942 9624**

SUPPL

BERU Aktiengesellschaft. Exemption number: 82-34 750

Dear Sir/Madame,

please find as page 2 and 3 our Declaration of Compliance (Declaration of compliance by the Executive Board and Supervisory Board of BERU Aktiengesellschaft, Ludwigsburg, with the German Corporate Governance Code in accordance with § 161 AktG (German Corporation Law))

of 31 December 2003, published on our website

Your´s sincerly

PROCESSED
JAN 21 2004
THOMSON
FINANCIAL

i.A.
S. Schaefer

Stephanie Schaefer
Unternehmenskommunikation/Investor Relations

dlw 1/14

BERU

Declaration of compliance 2003

Declaration of compliance by the Executive Board and Supervisory Board of BERU Aktiengesellschaft, Ludwigsburg, with the German Corporate Governance Code in accordance with § 161 AktG (German Corporation Law)

This December, the Executive Board and Supervisory Board of BERU AG are submitting their second declaration of compliance in accordance with § 161 AktG, in which they state to what extent the company has complied, and will in future comply, with the recommendations of the German Corporate Governance Code, and which recommendations were not observed, or shall not be observed in future.

I. BERU AG fully complies with the recommendations of the Government Commission German Corporate Governance Code **dated 21 May 2003** with the exception of the figures listed below:

Figure 4.2.4

According to figure 4.2.4 of the German Corporate Governance Code dated 21 May 2003, remuneration of the members of the Executive Board shall be recorded in the notes of the consolidated financial statement, subdivided according to fixed, performance-related and long-term incentive components. For the first time, the figures for the remuneration of the members of the Executive Board should be listed individually in the notes.

BERU AG shall not comply with this recommendation. The remuneration model for the members of the Executive Board of BERU AG is classified according to fixed and variable, performance-related components. The variable components are based on the development of the share price and of the group's annual net profit, and the sum of the distributed dividends. These figures and the total compensation package for the Executive Board stated in the notes of the consolidated financial statement form the basis for an assessment of whether the division into fixed and variable components is reasonable. These figures thus also serve to determine whether the remuneration structure will create the desired long-term incentive, i.e. a sustained increase in the corporate value of BERU AG. Of importance to the shareholder is a depiction of the Executive Board as a whole, which acts as a collegial body. It is the opinion of the Executive Board and the Supervisory Board that individual listings of the remuneration of Board members would offer no further information on an individual's performance, especially given that the Executive Board only consists of three members.

Figure 5.3.2

According to figure 5.3.2, the Supervisory Board should establish an audit committee to primarily consider issues concerning accounting, risk management and the auditors.

This recommendation will not be observed. With this decision, BERU AG is in accord with the recommendations of the Corporate Governance Code, which suggests in figure 5.3.1 that the formation of committees by the Supervisory Board be dependent on the company's specific conditions and its number of members. As a medium-sized company, BERU AG takes account of these specific conditions by abstaining from forming an audit committee. Practice has shown that a qualified and productive exchange of opinions takes place at the Supervisory Board plenum, and in particular at the balance sheet meeting. The formation of an audit committee would therefore not represent an increase in efficiency in

BERU Aktiengesellschaft Sitz Ludwigsburg, Amtsgericht Ludwigsburg HRB 5087 **Aufsichtsratsvorsitzender:** Dr. Gerhard Wacker · **Vorstand:** Marco v. Maltzan (Vors.), Bernhard Herzig, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · **USt.-Id.Nr:** VAT Legisl.: Code d'id TVA: DE 812 173 364 · **Steuer Nr.** 71390/00823 · **Telefon:** ++49-7141-132-0 · **Telefax:** ++49-7141-13 23 50 Zentrale · **www.beru.com**

Banken/Bankers/Banques
• BW-Bank Ludwigsburg - Konto: 8323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
• Deutsche Bank Ludwigsburg - Konto: 13206800, BLZ: 60470082, Swift-/BIC Code: DEUTDESS604
• Commerzbank Ludwigsburg - Konto: 735044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
• Kreissparkasse Ludwigsburg - Konto: 18700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG
• CIAL Straßburg - Konto: 1010121740857, BLZ: 1003700100, Swift-/BIC Code: CMCIFR2S

the Supervisory Board, which only has six members as it is. The Supervisory Board will review this decision on a regular basis, or if a change in the conditions demands it.

Figure 5.4.5

According to figure 5.4.5, the remuneration of the members of the Supervisory Board should be listed individually in the notes of the consolidated financial statement, subdivided according to components.

On 16 September 2003, the Annual General Meeting approved a new version of § 10 of the corporate articles of BERU AG concerning remuneration of the Supervisory Board. This clearly regulates such remuneration. According to this, remuneration of the members of the Supervisory Board is composed of a fixed element and a variable element depending on the sum of the distributed dividends. The Chairman of the Supervisory Board receives triple the total compensation package, and the Deputy Chairman of the Supervisory Board receives double the total compensation package. In addition, 25% and 50% respectively are granted on the fixed components for membership in committees and for assuming the role of Chairman. These figures and the total compensation package for the Supervisory Board shall not be listed individually in the notes of the consolidated financial statement. Anything going beyond the corporate articles is of no further interest.

Figure 7.1.1.

Shareholders and third parties shall be informed during the financial year by means of interim reports. The consolidated financial statement and interim reports shall be prepared under observance of internationally recognised accounting principles.

BERU AG produces regular quarterly and half-yearly reports, and publishes these promptly. The corporation is currently converting from annual financial statements and interim reports which comply with national regulations (German Commercial Code) to observe IFRS international accounting principles (formerly IAS). The annual financial statements for the 2003/04 business year (1 April 2003–31 March 2004) will be prepared in accordance with IFRS (IAS); the quarterly and half-yearly reports will observe IFRS (IAS) as of the 2004/05 business year.

II. Since submitting the last declaration of compliance, BERU AG has fully observed the recommendations of the Government Commission German Corporate Governance Code version **dated 7 November 2002** with the exception of figures 4.2.4, 5.3.2 and 7.1.1 listed above. A performance-oriented remuneration component for the Supervisory Board (figure 5.4.5) was introduced following the resolution passed by the Annual General Meeting on 16 September 2003.

Ludwigsburg, 31 December 2003

The Executive Board The Supervisory Board

BERU Aktiengesellschaft, Sitz Ludwigsburg, Amtsgericht Ludwigsburg HRB 6087 Aufsichtsratsvorsitzender: Dr. Gerhard Wacker · Vorstand: Marco v. Maltzan (Vors.), Bernhard Herzig, Dr. Rainer Podeswa
ILN 40 14427 00000 6 · USt.-Id.Nr: VAT Legisl.: Code d'id TVA: DE 812 173 364 · Steuer Nr. 71390/00823 · Telefon: ++49-7141-132-0 · Telefax: ++49-7141-13 23 50 Zentrale · www.beru.com
Banken/Bankers/Banques
• BW-Bank Ludwigsburg - Konto: 3323737000, BLZ: 60430060, Swift-/BIC Code: BWBKDE6S600
• Deutsche Bank Ludwigsburg - Konto: 13206800, BLZ: 60470082, Swift-/BIC Code: DEUTDESS604
• Commerzbank Ludwigsburg - Konto: 736044000, BLZ: 60440073, Swift-/BIC Code: COBADEFF604
• Kreissparkasse Ludwigsburg - Konto: 19700, BLZ: 60450050, Swift-/BIC Code: SOLADES1LBG
• CIAL Straßburg - Konto: 1010121743857, BLZ: 1003700100, Swift-/BIC Code: CMCIFR2S

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